Exhibit 99.1

Time Sensitive Materials

Depositary’s Notice of

Combined Ordinary and Extraordinary

General Meeting of Cellectis S.A.

ADSs:	American Depositary Shares (“ADSs”).

ADS CUSIP No.:	15117K103.

ADS Record Date:	October 6, 2020.

French Record Date:	November 2, 2020 (12:01 P.M. Paris time). This is the time at which ADS Holders are required under French Law to hold their interest in the ordinary shares of the Company in order to be eligible to vote at the Combined Ordinary and Extraordinary General Meeting.

Meeting Specifics:

Combined Ordinary and Extraordinary General Meeting to be held on November 4, 2020 beginning at 9:30 A.M. (Paris time) at the Company’s office, located at 8, rue de la Croix Jarry, 4th floor, 75013 Paris, France (the “Meeting”).

Due to the COVID-19 epidemic and in line with the measures taken by the French Government to curb the spread of the virus, the Meeting will be held without shareholders present based on Article 4 of Ordinance No. 2020-321 of March 25, 2020.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting, which is enclosed herewith.

ADS Voting Deadline:	On or before 5:00 P.M. (New York City time) on October 28, 2020.*

Deposited Securities:	Ordinary shares of Cellectis S.A., a company organized and existing under the laws of the Republic of France (the “Company”).

ADS Ratio:	One (1) ordinary share to one (1) ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank Europe plc.

Deposit Agreement:	Deposit Agreement, dated as of March 30, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the

Depositary prior to 5:00 P.M. (New York City time) on

October 28, 2020.*

* ADS holders must continue to hold their ADSs as of, and must deliver their voting instructions in good form, to be received by the Depositary by, this date—October 28, 2020—5:00 P.M. (New York City time) in order to be counted. The Company’s enclosed Notice of Meeting refers to voting deadlines as per local market regulations. The attached important notice is specific to all holders holding ADSs as of both the ADS Record Date and the French Record Date.

The Company has announced that the Meeting will be held at the date, time and location identified above. Due to the COVID-19 epidemic and in line with the measures taken by the French Government to curb the spread of the virus, the Meeting will be held without shareholders present based on Article 4 of Ordinance No. 2020-321 of March 25, 2020. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

As set forth in Section 4.10 of the Deposit Agreement and Paragraph (18) of the Form of ADR, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of French Law and the By-Laws of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs. French Law, as applied to the Holders of ADSs, requires that in order to vote, Holders of ADSs as of the ADS Record Date must continue to hold their ADSs (as evidence of their interests in the ordinary shares) as of the French Record Date.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions Card prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon receipt by the Depositary of (i) the voting instructions from a holder of ADSs as of the ADS Record Date, in a form acceptable to the Company and the Depositary, on or before the ADS Voting Deadline, and (ii) evidence reasonably satisfactory to the Depositary that such holder continues to hold the ADSs as of the ADS Voting Deadline, the Depositary shall endeavor, insofar as practicable and permitted under any applicable provisions of French law and the Company’s ByLaws, to cause to be voted the Deposited Securities represented by such ADSs in accordance with any non-discretionary instructions set forth in such voting instructions. If the Depositary receives, from a holder of ADSs as of the ADS Record Date and who continues to hold the ADSs as of the ADS Voting Deadline, voting instructions which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such holder’s ADSs, the Depositary will deem such holder to have instructed the Depositary to vote in favor of all resolutions endorsed by the Company’s Board of Directors.

With respect to Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the holder of ADSs, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be materially adversely affected. By way of example and not limitation, it is agreed that routine matters, such as appointing auditors and directors (except where a competing director or slate of directors is proposed), or the approval of a public offering or private placement of securities, would not materially affect the rights of holders of ADSs.

If you do not wish to vote as an ADS holder but rather wish to vote as a holder of the Company’s ordinary shares, you will need to arrange for the cancellation of your ADSs and become a shareholder in France before the French Record Date. You are advised to proceed with the cancellation of your ADSs well in advance of the French Record Date as the cancellation of ADSs and the delivery of the corresponding ordinary shares in France may be subject to unexpected processing delays.

DTC Holders

In order to vote their ADSs, owners of ADSs (“DTC Holders”) holding their ADSs in a brokerage or custodian account through The Depository Trust Company (“DTC”) as of the ADS Record Date must continue to own their ADSs as of the French Record Date and must instruct their broker or custodian to give voting instructions to the Depositary and to confirm ownership of the ADSs to the Depositary. On the French Record Date the Depositary will verify the continued ownership of the ADSs by the instructing DTC Holders with the applicable brokers or custodians (through which the instructing DTC Holders provided voting instructions to the Depositary). Failure to confirm continued ownership of ADSs as of the French Record Date will invalidate the voting instructions previously delivered.

Registered Holders

In order to vote their ADSs, Holders of ADSs registered in their name on the books of the Depositary (“Registered Holders”) must timely deliver a Voting Instructions Card to the Depositary and continue to be the Registered Holders of their ADSs as of the French Record Date. If a Registered Holder transfers or cancels ADSs at any time before the French Record Date, then any voting instructions delivered to the Depositary by such Registered Holder will be invalidated. On the French Record Date, the Depositary will verify the continued registration on its books of the ADSs in the name of the instructing Registered Holders (who also held the ADSs as of the ADS Record Date) and will recognize as valid only the voting instructions that were timely received from Registered Holders as of the ADS Record Date who continue to be the Registered Holders of the ADS as of the French Record Date.

Please note that pursuant to Section 4.10 of the Deposit Agreement and Paragraph (18) of the Form of ADR, under French Company law certain shareholders, the workers’ council and the Board of Directors of the Company may submit a new resolution, and the Board of Directors of the Company may also modify the resolutions proposed in the notice of meeting. In such case, Holders of ADSs who have validly and timely provided voting instructions to the Depositary shall be deemed to have instructed the Depositary to vote in favor of such new or modified resolutions if approved by the Board of Directors and against if not approved by the Board of Directors.

The information contained herewith with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions concerning the enclosed materials or if you need further explanation of the questions covered therein, please call Citibank, N.A.—ADR Shareholder Services toll-free at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

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